[LETTERHEAD OF MUTUALFIRST FINANCIAL, INC.]

January 20, 2011

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           MutualFirst Financial, Inc.
Form 10-Q for the quarterly period ended September 30, 2010; File No. 0-27905

Mr. Pande,

MutualFirst Financial, Inc. received the following comments from the SEC in a comment letter dated December 30, 2010 concerning Note 4 on investments and Note 6 on impaired loan disclosures in the September 30, 2010 10Q.

Note 4: Investments
“We note your other-than-temporary impairment losses on securities and disclosures relating to your investment in pooled trust preferred securities beginning on page 11.  Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50 and Item 303 of Regulation S-K for your significant loss exposure.  Therefore, for each  pooled trust preferred security with at least one rating below investment grade, please enhance your tabular disclosure in future filings to also include the following as of the most recent period end:  number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral.  Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.  Finally, tell us and disclose in future filings how you determine the discount rate used in your calculation.  Please provide us with your proposed disclosures as of September 30, 2010 related to the above items.”

MutualFirst Financial agrees to provide the requested disclosures for trust preferred securities in future SEC filings.  The following is an example of the expanded disclosure for trust preferred securities as of September 30, 2010.

Mr. Amit Pande, Accounting Branch Chief
January 20, 2011

Discount Rate Methodology

 MutualFirst Financial uses market-based yield indicators as a baseline for determining appropriate discount rates, and then adjusts the resulting discount rates on the basis of its credit and structural analysis of specific trust preferred securities.  The primary focus is on the returns a fixed income investor would require in order to allocate capital on a risk adjusted basis.  There is currently no active market for pooled trust preferred securities; however, the Company looks principally to market yields for stand-alone trust preferred securities issued by banks, thrifts and insurance companies for which there is an active and liquid market.  The next step is to make a series of adjustments to reflect the differences that exist between these products (both credit and structural) and, most importantly, to reflect idiosyncratic credit performance differences (both actual and projected) between these products and the underlying collateral in the specific trust preferred security.  Importantly, as part of the analysis described above, MutualFirst considers the fact that structured instruments frequently exhibit leverage not present in stand-alone instruments, and makes adjustments as necessary to reflect this additional risk.

Trust Preferred Securities

(dollars in thousands) Deal	Class	Original Par	Book Value	Fair Value	Unrealized Loss	Realized Losses 2010	Lowest Rating	Number of Banks/ Insurance Companies Currently Performing	Actual Deferrals/ Defaults (as % of original collateral)	Total Projected Defaults (as a % of performing collateral) a	Excess Subordination (after taking into account best estimate of future deferrals/ defaults)b

Alesco Preferred Funding IX	A2A	1,000	895	426	(469)	-	BB	42	31.79%	24.53%	36.79%
Alesco Preferred Funding XVII	C1	1,000	105	4	(101)	(5)	Ca	33	40.00%	33.44%	0.00%
Preferred Term Securities XIII	B1	1,000	823	308	(515)	-	Ca	48	28.98%	24.83%	0.00%
Preferred Term Securities XVIII	C	1,000	895	233	(662)	(117)	Ca	53	23.37%	15.04%	3.93%
Preferred Term Securities XXVII	C1	1,000	694	146	(548)	(277)	Ca	33	29.37%	26.18%	0.52%
U.S. Capital Funding I	B1	3,000	2,891	1,279	(1,612)	-	Caa1	36	13.42%	14.80%	3.23%
U.S. Capital Funding III	B1	1,000	500	265	(235)	-	Ca	33	23.22%	14.13%	0.00%
U.S. Capital Funding V	B1	1,300	52	1	(51)	(3)	Caa3	24	51.74%	41.91%	0.00%
Total		10,300	6,855	2,662	(4,193)	(402)
(a) A 10% recovery is applied to all projected defaults. A 15% recovery is applied to all projected insurance defaults. No recovery is applied to current defaults.
(b) Excess subordination represents the additional defaults in excess of both current and projected defaults that the CDO can absorb before the bond experiences any credit impairment.

Note 6: Disclosures about Fair Value of Assets and Liabilities
“We note your fair value disclosures related to your collateral dependent impaired loans beginning on page 18.  Please provide us with the disclosures related to your impaired loans required by ASC 310-10-50-15 as of September 30, 2010 and revise all future filings to include these disclosures.  Please note that such disclosures are required as of each balance sheet date, including quarterly periods.”

Mr. Amit Pande, Accounting Branch Chief
January 20, 2011

MutualFirst Financial also will include in future filings the requested impaired loans disclosures.  Set forth below is the proposed disclosure as of September 30, 2010.

Impaired Loans

	Impaired	ALLL	Impaired	Average
Impaired	Loans with	on Impaired	Loans with	Impaired	Accrual	Cash Basis
Loans	ALLL	Loans	No ALLL	Loans	Interest	Interest
(000s)
$17,641	$6,672	$1,845	$10,969	$18,060	$572	$10

In connection with this response to the Staff’s comments, please also be advised that MutualFirst Financial, Inc acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if the proposed disclosures are consistent with, and fully responsive to, the Staff’s comments.  If you have additional questions, please contact me at (765) 747-2945.

Thank you for your consideration on this matter.

Sincerely,

/s/ Christopher D. Cook

Christopher D. Cook
Senior Vice President, Treasurer and Chief Financial Officer
MutualFirst Financial, Inc.